Exhibit 99.1

IMMEDIATE	1 August 2006

Royal & SunAlliance acquires EGI Holdings Limited in Ireland

Royal & Sun Alliance Insurance Group plc announces the acquisition of EGI Holdings Limited (EGI) in Ireland for €25.2m (£17.3m) payable in cash.

EGI is a well established business with strong positions in a number of speciality lines. In 2005 it delivered a profit before tax of €7m (£4.8m) on net written premiums of €22.5m (£15.4m). The transaction is consistent with Royal & SunAlliance’s strategy of building leading positions in targeted segments and broadens its product offering.

Simon Lee, Chief Executive of Royal & SunAlliance International Businesses said, “We have a strong business in Ireland and a track record of delivering profitable performance. The combination of Royal & SunAlliance’s technical excellence and distribution network and EGI’s product expertise creates a platform on which to drive profitable growth”.

The transaction is subject to regulatory approvals.

--ENDS-

For further information:

Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047
Andrew Wigg	Simon Moyse (Finsbury)
Tel: +44 (0) 20 7111 7138	Tel: +44 (0) 20 7251 3801

Issued by Royal & Sun Alliance Insurance Group plc  9th Floor  One Plantation Place  30 Fenchurch Street  London EC3M 3BD
Telephone +44 (0)20 7111 7136  Facsimile +44 (0)20 7111 7451

Notes to editors:

1.	In Ireland Royal and SunAlliance is one of the largest general insurers and a leading household insurer.

2.	EGI was established in 1989 and provides personal and commercial motor and liability insurance.

3.	EGI’s net assets at 31 December 2005 were €18.5m (£12.7m).

4.	Net written premiums and net assets are converted at the relevant 2005 exchange rates.

5.	The consideration assumes an exchange rate of £1/€1.46, which was the rate at 28 July 2006.

6.	The transaction is subject to a completion accounting adjustment.

Important Disclaimer
This press release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. The agreement is subject to the execution of definitive documents by the parties. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.

Issued by Royal & Sun Alliance Insurance Group plc  9th Floor  One Plantation Place  30 Fenchurch Street  London EC3M 3BD
Telephone +44 (0)20 7111 7136  Facsimile +44 (0)20 7111 7451